SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Deer Lane ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

50 Post Office Square

Boston, MA 02110

Telephone Number (including area code): (617) 772-1818

Name and address of agent for service of process:

Jennifer Grancio

c/o Cogency Global Inc.

850 New Burton Road, Suite 201

Dover, DE 19904

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes             ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and State of California on the 6th day of November, 2020.

DEER LANE ETF TRUST

By:	/s/ Jennifer Grancio
Name:	Jennifer Grancio
Title:	Sole Trustee, President, Treasurer and Secretary

ATTEST:
By:	/s/ William P. Dougherty
Name:	William P. Dougherty
Title:	President of Pelican Advisors, LLC